P.E. 2/1/02

02014538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of February 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

CONFERENCE CALL INVITATION
PRELIMINARY RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2001

Tuesday 19th February 2002
9.30 AM New York time
2.30 PM London time
3.30 PM Stockholm time

The results announcement will be released on Tuesday, 19th February, at 7.00am New York time, 12.00pm London time and 1.00pm Stockholm time. The announcement will be available at www.metro.lu together with a slide presentation.

To register for the teleconference or to listen to a recording after the event, please send an email to info@metro.lu or call the investor relations department on +44 20 7321 5010.

Metro is the world's largest free newspaper, publishing and distributing 21 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Zurich (Metropol), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo) and Copenhagen (MetroXpress).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

ZURICH EDITION DISCONTINUED

Metro International S.A. ("Metro"), the international newspaper group, today announced that it has ceased publication of its Zurich edition with effect from today.

Pelle Törnberg, President & CEO of Metro International, commented: "We are closing down our Zurich operation because we do not believe that it will reach a satisfactory level of profitability in the target time frame. As a result of this group-wide discipline, we believe that shareholders' funds are better focused on other markets where we are growing strongly, taking market share and moving rapidly towards profitability."

"This action further demonstrates our commitment to the key criteria of profitability, regardless of our strong competitive position in local markets. All of our operations that were launched more than three years ago are profitable, and we remain focused on driving our new ventures, which were launched less than three years ago, towards profitability."

Metro's financial results for the fourth quarter and full year 2001 will be announced next week, on Tuesday 19 February 2002.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 20 editions in 14 countries in 12 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo) and Copenhagen (MetroXpress).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fällman
Title: Vice President

Date: February 13, 2002